                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ----------------------
                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                     For the Period Ended December 31, 1996
                          Commission File No.: 0-23146

                             ----------------------

                              REDFED BANCORP INC.
               (Exact Name of Issuer as Specified in its Charter)

       Delaware                                        33-0588105
(State of Incorporation)                    (IRS Employer Identification No.)

               300 East State Street, Redlands, California 92373
                    (Address of Principal Executive Offices)

                           ------------------------

                             Redlands Federal Bank
                          Employee 401(k) Savings Plan
         (Formerly Redlands Federal Bank Employee Profit Sharing Plan)
                            (Full Title of the Plan)

                        ------------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1996.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 -   OF 1934 [NO FEE REQUIRED].
     For the transition period ________________ to ______________.

Anne Bacon                                   Copies to:
President and Chief Executive Officer        James R. Walther, Esq.
RedFed Bancorp Inc.                          Mayer, Brown & Platt
300 East State street                        350 South Grand Avenue
Redlands, California 92373                   25th Floor
(909) 335-3551                               Los Angeles, CA 90071-1503
(Name, Address and Telephone                 (213) 229-9500
Number of Agent for Service)

                             REQUIRED INFORMATION

     ITEM 4. The Redlands Federal Bank Employee 401(k) Savings Plan, formerly Redlands Federal Bank Employee Profit Sharing Plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     FINANCIAL STATEMENTS. Listed below are all financial statements and schedules filed as a part of the annual report.

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995 and the related statement changes in net assets available for plan benefits are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Redlands Federal Bank Employee Profit Sharing Plan (Registration No. 33-86848) with the Securities Exchange Commission on November 30, 1994.

EXHIBITS

(23) - AUDITORS' CONSENT

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


           Index to Financial Statements and Supplementary Schedules
           ---------------------------------------------------------

                                                                                                   Page
Independent Auditors' Report                                                                        1

Statements of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 1996 and 1995                                                                       2

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information -
   Years ended December 31, 1996 and 1995                                                           4

Notes to Financial Statements                                                                       6

                                                                                                Schedule
Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1996                      1

Item 27d - Schedule of Reportable Transactions - Year ended December 31, 1996                       2

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                         Independent Auditors' Report
                         ----------------------------

The Plan Administrator
Redlands Federal Bank
 Employee 401(k) Savings Plan
Redlands, California:

We have audited the accompanying statements of net assets available for plan benefits of the Redlands Federal Bank Employee 401(k) Savings Plan (the Plan), formerly Redlands Federal Bank Employee Profit Sharing Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orange County, California                    KPMG Peat Marwick LLP
June 25, 1997

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                     Statements of Net Assets Available for
                     --------------------------------------
                      Plan Benefits, with Fund Information
                      ------------------------------------
                           December 31, 1996 and 1995
                           --------------------------

                                                                                       1996
                                                   --------------------------------------------------------------------------------
                                                                         WARBURG/         MAINSTAY
                                                        STRONG            PINCUS           VALUE         MAINSTAY         NY LIFE
                                                      OPPORTUNITY      INTERNATIONAL       EQUITY       MULTI-ASSET       ANCHOR
                                                         FUND              FUND             FUND           FUND           ACCOUNT
                                                   --------------      -------------      --------      -----------      ---------

     ASSETS
 Investments (note 3):
      Interest bearing cash and cash
       equivalents                                       $    ---                ---           ---              ---            ---

      Interest in pooled separate accounts                    ---                ---           ---              ---      1,604,923
      Mutual funds                                        174,478             57,267       194,563          979,953            ---
      RedFed Bancorp Inc. common stock                        ---                ---           ---              ---            ---
      Loans to participants                                   ---                ---           ---              ---            ---
                                                         --------             ------       -------          -------      ---------

        Total investments at fair value                   174,478             57,267       194,563          979,953      1,604,923
Interest receivable                                           ---                ---           ---              ---            ---
Employee contributions receivable                             ---                ---           ---              ---            ---
                                                         --------             ------       -------          -------      ---------
        Total assets                                     $174,478             57,267       194,563          979,953      1,604,923
                                                         ========             ======       =======          =======      =========


     LIABILITIES
                                                         --------             ------       -------          -------      ---------
Net assets available for plan benefits                   $174,478             57,267       194,563          979,953      1,604,923
                                                         ========             ======       =======          =======      =========

Net assets available to:
     Terminated participants                             $ 25,531                ---           ---          161,838        152,447
     Continuing participants                              148,947             57,267       194,563          818,115      1,452,476
                                                         --------             ------       -------          -------      ---------
        Net assets available for plan
         benefits                                        $174,478             57,267       194,563          979,953      1,604,923
                                                         ========             ======       =======          =======      =========

                                                                          1996
                                                    --------------------------------------------------
                                                    EMPLOYER      PARTICIPANT
                                                      STOCK          LOAN
                                                      FUND           FUND        OTHER         TOTAL
                                                    ---------      --------    --------      ---------
     ASSETS
 Investments (note 3):
      Interest bearing cash and cash
       equivalents                                    130,493           ---         ---        130,493


      Interest in pooled separate accounts                ---           ---         ---      1,604,923
      Mutual funds                                        ---           ---         ---      1,406,261
      RedFed Bancorp Inc. common stock              2,682,612           ---         ---      2,682,612
      Loans to participants                               ---       293,527         ---        293,527
                                                    ---------       -------        ----      ---------

        Total investments at fair value             2,813,105       293,527         ---      6,117,816
Interest receivable                                       575         1,335         ---          1,910
Employee contributions receivable                         ---           ---      18,083         18,083
                                                    ---------       -------     -------      ---------
        Total assets                                2,813,680       294,862      18,083      6,137,809
                                                    =========       =======     =======      =========

     LIABILITIES

                                                    ---------      --------     -------     ----------
Net assets available for plan benefits              2,813,680       294,862      18,083      6,137,809
                                                    =========      ========     =======     ==========

Net assets available to:
     Terminated participants                        1,072,311        39,657         ---      1,451,784
     Continuing participants                        1,741,369       255,205      18,083      4,686,025
                                                    ---------       -------     -------      ---------
        Net assets available for plan
         benefits                                   2,813,680       294,862      18,083      6,137,809
                                                    =========      ========     =======     ==========

See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


                     Statements of Net Assets Available for
                     --------------------------------------
                Plan Benefits, with Fund Information, Continued
                -----------------------------------------------

                                                                                        1995
                                                     -------------------------------------------------------------------------
                                                                                    EMPLOYER
                                                     BALANCED      SAVINGS           STOCK            PARTICIPANT
                                                       FUND         FUND             FUND              LOAN FUND       TOTAL
                                                     --------     ---------         ---------           -------      ---------
                    ASSETS
Investments (note 3):
   Interest bearing cash and cash equivalents        $    137       358,940               ---            44,227        403,304
   Certificates of deposit                                ---       700,000               ---               ---        700,000
   Government and agency bonds                            ---       499,610               ---               ---        499,610
   Mutual funds                                       822,820           ---               ---               ---        822,820
   RedFed Bancorp Inc. common stock                       ---           ---         2,575,193               ---      2,575,193
   Loans to participants                                  ---           ---               ---           343,056        343,056
                                                     --------     ---------         ---------           -------      ---------
     Total investments at fair value                  822,957     1,558,550         2,575,193           387,283      5,343,983
Interest receivable                                    36,433         1,140                 7               990         38,570
                                                     --------     ---------         ---------           -------      ---------
Total assets                                         $859,390     1,559,690         2,575,200           388,273      5,382,553
                                                     ========     =========         =========           =======      =========


                 LIABILITIES
Accounts payable                                          ---           ---               ---                50             50
                                                     --------     ---------         ---------           -------      ---------
Net assets available for plan benefits               $859,390     1,559,690         2,575,200           388,223      5,382,503
                                                     ========     =========         =========           =======      =========

Net assets available to:
  Terminated participants                            $ 18,090        97,267             8,242            12,839        136,438
  Continuing participants                             841,300     1,462,423         2,566,958           375,384      5,246,065
                                                     --------     ---------         ---------           -------      ---------

Net assets available for plan benefits               $859,390     1,559,690         2,575,200           388,223      5,382,503
                                                     ========     =========         =========           =======      =========

See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)



                                                             Statement of Changes in Net Assets Available
                                                             --------------------------------------------
                                                               for Plan Benefits, with Fund Information
                                                               ----------------------------------------

                                                                Years ended December 31, 1996 and 1995
                                                                --------------------------------------

                                                                                 1996

                                              ----------------------------------------------------------------------------------
                                                                    Warburg/         Mainstay
                                                  Strong            Pincus            Value           Mainstay           NY Life
                                                Opportunity       International       Equity         Multi-Asset         Anchor
                                                   Fund              Fund              Fund             Fund             Account
                                                ------------      -------------      ---------       ----------       -----------
Additions (deductions) in net assets
   attributed to:
   Investment income:
      Net unrealized appreciation
         (depreciation) of investments            $ (8,507)             (667)          (10,874)            26,143              --
      Interest from investments                         --                --                --                 --          51,601
      Interest from loans to participants               --                --                --                 --              --
      Dividends                                     15,693             1,963            18,639              36,438             --
      Net  realized gain (loss)  on sale of
            investments                                 (1)               --                --               7,881             --
                                                 ---------         ---------         ---------           ---------     ----------
                                                     7,185             1,296             7,765              70,462         51,601
    Tax deferred employee contributions              4,573               486             2,433              48,145        117,352
                                                 ---------         ---------         ---------           ---------     ----------

      Total additions (deductions)                  11,758             1,782            10,198             118,607        168,953

Deductions from net assets attributed to:
      Benefits paid to participants                     --                --                --             (70,654)      (132,631)
      Fees for participant loans                        --                --                --                  --             --
                                                 ---------         ---------         ---------           ---------     ----------

         Total deductions:                              --                --                --             (70,654)      (132,631)

 Transfers between funds (net)                     162,720            55,485           184,365             932,000      1,568,601
                                                ----------        ----------        ----------           ---------     ----------
      Net increase (decrease) in fund
            balance                                174,478            57,267           194,563             979,953      1,604,923

Net assets available for plan benefits:
    Beginning of year                                   --                --                --                  --             --
                                                ----------         ---------        ----------          ----------     ----------
    End of year                                   $174,478            57,267           194,563             979,953      1,604,923
                                                ==========         =========        ==========          ==========     ==========

                                                                                      1996

                                                  ------------------------------------------------------------------------------
                                                  Employer     Participant
                                                    Stock        Loan           Balanced       Savings
                                                    Fund         Fund             Fund          Fund         Other         Total
                                                  -----------   ----------      --------       ------        ------       ------
Additions (deductions) in net assets
   attributed to:
   Investment income:
      Net unrealized appreciation
         (depreciation) of investments             670,653           --             --             --            --       676,748
      Interest from investments                        965        1,353           2,136        48,068            --       104,123
      Interest from loans to participants               --       16,513              --            --            --        16,513
      Dividends                                      1,179           --           6,114            --            --        80,026
      Net  realized gain (loss)  on sale of
            investments                             29,617           --          47,493       (25,235)           --        59,755
                                                 ---------      -------         -------    ----------       -------     ---------
                                                   702,414       17,866          55,743        22,833            --       937,165
    Tax deferred employee contributions                131           --              --       111,590        18,083       302,793
                                                 ---------      -------         --------   ----------       -------     ---------

      Total additions (deductions)                 702,545       17,866          55,743       134,423        18,083     1,239,958

Deductions from net assets attributed to:
      Benefits paid to participants                (88,963)     (36,504)        (33,481)     (121,319)           --      (483,552)
      Fees for participant loans                        --       (1,100)             --            --            --        (1,100)
                                                 ---------      -------         --------   ----------       -------     ---------
         Total deductions:                         (88,963)     (37,604)        (33,481)     (121,319)           --      (484,652)

 Transfers between funds (net)                    (375,202)     (73,623)       (881,652)   (1,572,794)           --            --
                                                 ---------      -------         --------   ----------       -------     ---------
      Net increase (decrease) in fund
            balance                                238,480      (93,361)       (859,390)   (1,559,690)       18,083       755,306

Net assets available for plan benefits:
    Beginning of year                            2,575,200      388,223         859,390     1,559,690            --     5,382,503
                                                 ---------      -------        ---------   ----------       -------     ---------
    End of year                                  2,813,680      294,862              --            --        18,083     6,137,809
                                                 =========      =======        =========   ==========        ======     =========

See accompanying notes to financial statements.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                  Statement of Changes in Net Assets Available
                  --------------------------------------------
              for Plan Benefits, with Fund Information, continued
              ---------------------------------------------------

                                                                                          1995
                                                       ---------------------------------------------------------------------------
                                                                                        EMPLOYER
                                                          BALANCED        SAVINGS        STOCK          PARTICIPANT
                                                            FUND            FUND         FUND            LOAN FUND       TOTAL
                                                       ----------------------------------------------------------------------------
Additions (deductions) in net assets
 attributed to:
Investment income:

    Net unrealized appreciation of investments            $ 23,455           2,735             534,800            --        560,990
    Interest from investments                                   30          74,585               1,736         3,914         80,265
    Interest from loans  to participants                        --              --                  --        20,687         20,687
    Dividends                                               50,827              --                  --            --         50,827
    Net realized gain on sale of investments                13,719              --               7,899            --         21,618
                                                          --------       ---------           ---------       -------      ---------
                                                            88,031          77,320             544,435        24,601        734,387
   Tax deferred employee contributions                          --         217,244                  --            --        217,244
                                                          --------       ---------           ---------       -------      ---------

                   Total additions                          88,031         294,564             544,435        24,601        951,631

Deductions from net assets attributed to benefits
 paid to participants                                      (57,252)       (263,249)           (292,479)      (30,739)      (643,719)
Transfers between funds (net)                              389,816         138,809            (486,963)      (41,662)            --
                                                          --------       ---------           ---------       -------      ---------
Net increase (decrease) in fund balance                    420,595         170,124            (235,007)      (47,800)       307,912

Net assets available for plan benefits:
     Beginning of year                                     438,795       1,389,566           2,810,207       436,023      5,074,591
                                                          --------       ---------           ---------       -------      ---------
      End of year                                         $859,390       1,559,690           2,575,200       388,223      5,382,503
                                                          ========       =========           =========       =======      =========

       See accompanying notes to financial statements

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                         Notes to Financial Statements
                         -----------------------------

                           December 31, 1996 and 1995
                           --------------------------

(1)  DESCRIPTION OF PLAN

     The following description of the Redlands Federal Bank Employee 401(k) Savings Plan (the Plan), formerly Redlands Federal Bank Employee Profit Sharing Plan provides only general information. Participants should refer to the Plan agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution profit sharing plan covering all eligible employees of Redlands Federal Bank (the Bank). Established January 1, 1958, the Plan provides for retirement, death and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective July 1, 1996, the Plan was amended such that NYL Trust Company serves as the trustee. During 1995 and through June 30, 1996, Imperial Trust Company served as the plan trustee.

     CONTRIBUTIONS

     Under the Plan, participants may contribute up to 10% of pre-tax earnings into the Plan. The employer contribution is discretionary and determined by the Bank each fiscal year. While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue such contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In April 1997, the employee contribution limit was increased to 15%, up to the maximum contribution per regulation.

     ELIGIBILITY AND VESTING

     Employees of Redlands Federal Bank become eligible to participate in the Plan on January 1st coincidental with or next following the date of employment. Participants are 100% vested in both pre-tax participant contributions and employer profit sharing contributions, including any earnings. Employer matching contributions, if any, are subject to a seven year vesting schedule. Participants are credited with a year of vesting service for each plan year which they complete at least 1,000 hours of service.

     PARTICIPANT ACCOUNTS

     Participant balances accumulated in the Plan prior to January 1, 1990 are maintained in the participant's Profit-Sharing Account. No new contributions are credited to a participant's Profit-Sharing Account. The balance is fully participant directed. Participant balances are maintained in this account as they are available for hardship withdrawals. Profit Sharing Accounts are included in various funds within the Plan.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                   Notes to Financial Statements, Continued
                   ----------------------------------------


     The Plan currently maintains six investment funds: the Strong Opportunity Fund, the Warburg/Pincus International Fund, the Mainstay Value Equity Fund, the Mainstay Multi-Asset Fund, the New York Life Anchor Account and the Employer Stock Fund. Participants may elect at any time which fund or combination of the funds they wish to have their portion of the total Plan funds invested. The investments in these funds shall consist of the following:

     STRONG OPPORTUNITY FUND

     Trust assets shall be invested primarily in equity securities of medium sized companies, including common and preferred stocks, warrants, convertible bonds, and cash and cash equivalents.

     WARBURG/PINCUS INTERNATIONAL FUND

     Trust assets shall be invested primarily in equity securities of companies, wherever organized, with their principal business activities and interests outside of the United States.

     MAINSTAY VALUE EQUITY FUND

     Trust assets shall be invested primarily in equity securities; including common stocks and convertible securities. Other investments could include:
     American Depositary Receipts or European Depositary Receipts, futures and options, and foreign currency exchange transactions.

     MAINSTAY MULTI-ASSET FUND

     Trust assets shall be primarily invested in common stocks, fixed income securities, and money market instruments. Other investments could include: foreign securities, foreign currency transactions, futures transactions or interest rate, index, and currency exchange rate swap agreements.

     NEW YORK LIFE ANCHOR ACCOUNT

     Trust assets shall be invested in a New York Life Insurance Company pooled account invested in income securities of the following types: Asset-backed securities, Mortgage-backed securities, Agencies and Corporate Bonds.

     EMPLOYER STOCK FUND

     Trust assets shall be invested in RedFed Bancorp Inc. stock and cash and cash equivalents.

     PARTICIPANT LOAN FUND

     Participants may borrow from the Plan a total amount not to exceed the lesser of $50,000 or 50% of the participant's vested interest in the Plan. Participant's promissory notes are for fixed terms and require regular periodic repayment by payroll deductions. Participants are charged a fee for each loan which reduces the value of their vested interest.

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                   Notes to Financial Statements, Continued
                   ----------------------------------------


     PAYMENT OF BENEFITS

     Upon termination from employment, any participant balance less than $3,500 is automatically distributed to the participant. Participants with a balance of $3,500 may elect to receive a distribution or maintain their account in the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan have been prepared using the accrual basis of accounting, and quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Preparation of the financial statements requires use of Plan administrator's estimates.

     ADMINISTRATIVE EXPENSES

     All administrative expenses incurred by the Plan are paid by the sponsor, Redlands Federal Bank.

(3)  INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                                       DECEMBER 31,
                                                      1996                                      1995
                                         --------------------------------         ----------------------------------
            DESCRIPTION                  FAIR VALUE              COST               FAIR VALUE              COST

RedFed Bancorp, Inc., common stock        $2,682,612            2,011,959             2,575,193            2,040,393
New York Life Anchor Account               1,604,923            1,604,923                   ---                  ---
Mainstay Multi-Asset Fund                    979,953              953,810                   ---                  ---
Monarch Government Cash Fund                     ---                  ---               403,304              403,304
Jurika & Voyles Balanced Fund                    ---                  ---               822,820              799,365
Federal Home Loan Bank note, due
 11/21/05, 7.00%                                 ---                  ---               499,610              496,875
Certificate of Deposit
 Redlands Federal Bank,
 due 6/16/96, 6.79%                              ---                  ---               400,000              400,000
Certificate of Deposit
 Redlands Federal Bank,
 due 3/16/97, 6.77%                              ---                  ---               300,000              300,000

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)

                    Notes to Financial Statements, Continued
                    ----------------------------------------

   Net unrealized appreciation in fair value for the year ended December 31, 1996 and 1995 was as follows:

                                                                    DECEMBER 31,
                                                               1996             1995
                                                             ---------        ---------
     Common stock                                             $670,653          534,800
     Mutual funds                                                6,095           23,455
     Federal Home Loan Bank notes                                  ---            2,735
                                                              --------          -------
     Net unrealized appreciation in fair value                $676,748          560,990
                                                              ========          =======

(4)  RELATED-PARTY TRANSACTIONS

     The Plan had $0 and $700,000 on deposit at December 31, 1996 and 1995, respectively, in interest-bearing checking accounts and certificates of deposit at Redlands Federal Bank, the employer. In addition, the Plan held 198,712 and 254,340 shares of common stock of RedFed Bancorp Inc. at December 31, 1996 and 1995, respectively.

(5)  INCOME TAXES

     The Internal Revenue Service has determined and informed the Bank by a letter dated March 3, 1992 that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has obtained a favorable determination, and is exempt from Federal income taxes under the provisions of Section 401(a) of the Code.

     The Plan has been amended since receiving the determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

(6)  RECONCILIATION TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                   DECEMBER 31,
                                                                             1996              1995
                                                                          ----------         ---------

Net assets available for benefits                                         $6,137,809         5,382,503
   per the financial statements
     Benefits payable to terminated participants classified                      ---          (136,438)
       as a liability in the Form 5500
     Employee contributions receivable not accrued                           (18,083)              ---
       in the Form 5500
     Interest receivable not accrued in the Form 5500                         (1,910)              ---
                                                                          ----------         ---------
Net assets available for benefits per the Form 5500                       $6,117,816         5,246,065
                                                                          ==========         =========

                                  SCHEDULE 1

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)


                         Item 27a - Schedule of Assets
                        ------------------------------
                          Held for Investment Purposes
                          ----------------------------

                               December 31, 1996
                               -----------------


                         IDENTITY OF ISSUE,               DESCRIPTION OF INVESTMENT, INCLUDING
PARTY IN INTEREST       BORROWER, LESSOR OR                 MATURITY DATE, RATE OF INTEREST,                            CURRENT
 IDENTIFICATION            SIMILAR PARTY                   COLLATERAL, PAR OR MATURITY VALUE             COST            VALUE
-----------------  --------------------------------       ---------------------------------------      ----------      -----------
   *              Redfed Bancorp, Inc.                    Common Stock, 198,712 shares                 $2,011,959      2,682,612

   *              Mainstay Institutional Funds, Inc.
                  Liquidity Stock Fund                    Mainstay Institutional Money Market Fund        130,493        130,493

   *              New York Life Insurance Co.             New York Life Anchor Account                  1,604,923      1,604,923

   *              Mainstay Institutional Funds, Inc.      Mainstay Institutional Multi-Asset Fund         953,810        979,953

                  Participant Loans                       Participant Loan Fund, 6% to 8%                 293,527        293,527

   *              Mainstay Institutional Funds, Inc.      Mainstay Institutional Value Equity Fund        205,437        194,563

   *              Strong Funds                            Strong Opportunity Fund                         182,985        174,478

   *              Warburg/Pincus Funds                    International Equity Fund                        57,934         57,267
                                                                                                       ----------      ---------
                                                                                                       $5,441,068      6,117,816
                                                                                                       ==========      =========

* Party in interest

See accompanying independent auditor's report

                                  SCHEDULE 2

                             REDLANDS FEDERAL BANK
                         EMPLOYEE 401(k) SAVINGS PLAN
         (FORMERLY REDLANDS FEDERAL BANK EMPLOYEE PROFIT SHARING PLAN)
                 Item 27d - Schedule of Reportable Transactions
                -----------------------------------------------

                          Year ended December 31, 1996
                          ----------------------------



                                 DESCRIPTION OF ASSET
                                  (INCLUDES RATE AND                                                         EXPENSE
    IDENTITY OF PARTY              MATURITY IN CASE             PURCHASE        SELLING       LEASE       INCURRED WITH
        INVOLVED                      OF A LOAN)                 PRICE           PRICE        RENTAL       TRANSACTION
------------------------------------------------------------------------------------------------------------------------


Jurika & Voyles                Jurika & Voyles                    316,156            ---         ---                ---
                                 Balanced Fund
Jurika & Voyles                Jurika & Voyles                        ---      1,186,469         ---                ---
                                 Balanced Fund
Imperial Trust Co.             Monarch Government               3,028,400            ---         ---                ---
                                 Cash Fund*
Imperial Trust Co.             Monarch Government                     ---      3,428,600          --                ---
                                 Cash Fund*
Plan Sponsor                   Certificate of Deposit,                ---        400,000         ---                ---
                               Redlands Federal Bank,
                               matured 6/16/96, 6.77%*
Federal Home Loan              Bond, to mature                        ---        474,375         ---                ---
   Bank                          11/21/05, 7.00%
Plan Sponsor                   RedFed Bancorp, Inc.                   ---        531,433         ---                ---
                               Common Stock*
Mainstay Institutional         Multi-Asset Fund*                1,203,822            ---         ---                ---
 Funds, Inc.
New York Life                  Anchor Account*                  1,866,023            ---         ---                ---
 Insurance Co.

                   CURRENT VALUE
                    OF ASSET ON
      COST OF       TRANSACTION      NET GAIN
       ASSET           DATE          OR (LOSS)
---------------------------------------------


       316,156          316,156           ---


     1,138,976        1,186,469        47,493

     3,028,400        3,028,400           ---

     3,428,600        3,428,600           ---

       400,000          400,000           ---


       499,610          474,375       (25,235)

       501,816          531,433        29,617

     1,203,822        1,203,822           ---

     1,866,023        1,866,023           ---

* Party in interest

See accompanying independent auditor's report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 27, 1997                  Redlands Federal Bank
                                       Employee 401(k) Savings Plan


                                       By: /s/ ANNE BACON
                                          ----------------------
                                          Anne Bacon
                                          Plan Administrator